UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):¨

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

Form 6-K

Signature

Exhibit Index

Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

By:	/s/ Baizhong Xue
Name:	Baizhong Xue
Title:	Chairman and Chief Executive Officer

Date: November 18, 2011

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.1

China Nuokang Bio-Pharmaceutical Inc. Reports

Third Quarter 2011 Financial Results

3Q11 Revenue up 3.5% YOY to RMB87.2 Million ($13.7 Million)

3Q11 Net Income was RMB7.6 Million ($1.2 Million)

9M11 Revenue was RMB231.3 Million ($36.3 Million)

9M11 Net Income was RMB32.7 Million ($5.1 Million)

Live conference call to be held Friday, November 18, 2011 at 8:00 am ET

Beijing, China, November 17, 2011 – China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) (“Nuokang” or the “Company”), a leading China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products, today announced financial results for the third quarter of 2011.

Mr. Baizhong Xue, the Company’s Chairman and Chief Executive Officer, stated, “We are pleased to announce both year-over-year and sequential revenue growth for our third quarter of 2011. Baquting revenue rose to $83.9 million, growing 8.8% year-over-year and 10.2% quarter-over-quarter. Baquting sales volume similarly rose to 4.3 million units from 3.9 million units in both the prior year period and in the prior quarter. We also maintained a leading market share of 38% as of July 2011. We believe these are indicators of the strength of our commercialization platform, through which we have achieved sustained market leadership for Baquting and hope to drive the success of our new-to-market products. Looking forward, we aim to continue strengthening our business model and commercialization of new products to drive long-term growth and increase shareholder value.”

Third Quarter 2011 Financial Highlights

•	Revenue increased 3.5% to RMB87.2 million ($13.7 million)[1] from RMB84.3 million in the prior year period;

•	Baquting revenue increased 8.8% to RMB83.9 million ($13.2 million) from RMB77.1 million in the prior year period;

•	Gross profit increased 3.5% to RMB75.5 million ($11.8 million) from RMB73.0 million in the prior year period;

•	Gross margin remained flat at 86.6%, compared to 86.5% in the prior year period;

•	Operating income was RMB16.5 million ($2.6 million); and

•	Net income was RMB7.6 million ($1.2 million) or RMB0.39 ($0.06) per diluted ADS[2].

Third Quarter 2011 Financial Performance

Revenue for the third quarter of 2011 increased 3.5% to RMB87.2 million ($13.7 million) from RMB84.3 million in the prior year period. Revenue from Baquting increased 8.8% to RMB83.9 million ($13.2 million) from RMB77.1 million in the prior year period. Sequentially, Baquting revenue increased 10.2% from RMB76.1 million in the second quarter of 2011. Revenue from other products was RMB3.4 million ($0.5 million), compared to RMB7.2 million in the prior year period.

[1]	This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended September 30, 2011, were made at the noon buying rate of RMB6.378 to USD1.00 on September 30, 2011 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Nuokang Bio-Pharmaceutical Inc. makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.
[2]	The Company’s American Depositary Shares, which are traded on the NASDAQ, each of which represents eight ordinary shares of the Company.

Gross profit increased 3.5% to RMB75.5 million ($11.8 million) from RMB73.0 million in the prior year period. Gross margin remained flat at 86.6%, compared to 86.5% in the prior year period, as Baquting continued to be the Company’s primary revenue contributor.

Operating income rose to RMB16.5 million ($2.6 million) from RMB16.3 million in the prior year period. Operating margin was 18.9%, compared to 19.4% in the prior year period. Operating expenses as a percentage of revenue is expected to remain stable in the long term and grow in line with revenue as the Company continues to invest in the commercialization of its new products.

Research and development expenses were in the high end of the Company’s expected range of 3% to 5% of total revenue, at RMB4.6 million ($0.7 million), compared to RMB3.5 million in the prior year period. Research and development expenses as a percentage of revenue was 5.3%, in line with the Company’s full year research and development expense expectations.

Selling, marketing and distribution expenses were RMB41.6 million ($6.5 million), compared to RMB37.8 million in the prior year period. Selling, marketing and distribution expenses as a percentage of revenue was 47.7%, reflecting the Company’s continued focus on Baquting’s marketing and promotional activities as well as efforts to market new products.

General and administrative expenses decreased to RMB12.8 million ($2.0 million) from RMB15.4 million in the prior year period, reflecting continued efforts to streamline administrative expenses.

Provision for income taxes was RMB7.1 million ($1.1 million), compared to RMB2.6 million in the prior year period. The increase is primarily due to a one-time non-cash tax accrual related to the conversion of Nuokang Medicine from a variable interest entity to a wholly-owned subsidiary. The Company expects the tax rate will normalize moving forward.

Net income was RMB7.6 million ($1.2 million), or RMB0.39 ($0.06) per diluted ADS, compared to RMB9.3 million, or RMB0.47 per diluted ADS, in the prior year period.

For the quarter ended September 30, 2011, the Company had approximately 157.6 million weighted average diluted ordinary shares outstanding, or 19.7 million weighted average diluted ADSs.

Nine Months Ended September 30, 2011 Financial Performance

For the nine months ended September 30, 2011, revenue was RMB231.3 million ($36.3 million), compared to RMB236.5 million for the nine months ended September 30, 2010. Gross profit was RMB202.7 million ($31.8 million), compared to RMB208.5 million in the prior year period. Operating income was RMB55.5 million ($8.7 million), compared to RMB61.7 million in the prior year period. Net income was RMB32.7 million ($5.1 million), or RMB1.66 ($0.26) per diluted ADS, compared to RMB45.8 million, or RMB2.31 per diluted ADS, for the prior year period.

For the nine months ended September 30, 2011, the Company had approximately 157.2 million weighted average diluted ordinary shares outstanding, or 19.7 million weighted average diluted ADSs.

As of September 30, 2011, the Company had cash and cash equivalents of RMB166.8 million ($26.2 million), compared to RMB191.8 million as of December 31, 2010.

New Product Performance

The Company continues to make progress on the commercialization of the following pipeline products:

Kaitong: The Company continues to drive awareness and understanding of Kaitong through nationwide marketing campaign. As of this quarter, the Company has succeeded in bidding processes for a total of six provinces and three military zones. The Company continues to invest in building market recognition for Kaitong.

In-licensed Products: For Dianatal®, the Company expects to submit testing results for the final stage of import license approval to the SFDA at the end of 2011. For its cardiovascular product, the Company is awaiting SFDA review of testing results for the final stage before receiving the import license. The Company continues to expect SFDA approval in 2012 for both products.

Mr. Baizhong Xue commented, “Our recent performance has been affected by our exploration of certain strategic alternatives to enhance shareholder value. These efforts required the incurrence of certain expenses, diverted resources and management attention and detracted from our staff’s focus on everyday operations. Although we remain open to strategic alternatives that enhance shareholder value, we recognize the distracting effects that they can have our business and are now focused on stabilizing our commercialization platform to overcome this temporary impact on our operations. For the fourth quarter, we expect these distracting effects will continue to be reflected in our financial performance. Going forward, we are committed to mitigating these effects, returning to normal operations and further increasing shareholder value.”

Other Developments

The Company announced that Dr. Kevin Li, the Company’s Chief Scientific Officer, has submitted his resignation, effective November 16, 2011, to pursue other professional opportunities. Dr. Li will remain an advisor for the Board of Directors. The Company currently does not have plans to fill the position of Chief Scientific Officer.

Mr. Baizhong Xue commented, “We wish to thank Dr. Li for his contributions to Nuokang. In his time with us, Dr. Li has been an important member of our team in communicating the Nuokang story to the investment community, strengthening our product portfolio and numerous other aspects. We believe his expertise in sourcing new products and navigating the transaction and approval process has been invaluable. We wish him all the best in his future endeavors. Moving forward, we expect to focus on the market entry of our current portfolio products.”

Conference Call

The Company will hold a conference call at 8:00 am ET on Friday, November 18, 2011 to discuss third quarter 2011 results. Listeners may access the call by dialing:

United States toll free:	1-855-500-8701
United States toll:	1-646-254-3515
China toll free:	400-1200654
Hong Kong toll free:	800-903737
United Kingdom toll free:	0800-0159724
Conference ID:	24534162

A telephone replay will be available beginning two hours after the conclusion of the call and will be available through December 2, 2011. Listeners may access the replay by dialing:

United States toll free:	1-866-214-5335
International:	1-718-354-1232
Conference ID:	24534162

A webcast will also be available through the Company’s website www.nkbp.com.

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 3,000 hospitals in China. Nuokang’s principal products include Baquting®, China’s leading hemocoagulase product by market share, and Kaitong®, a lipid emulsion alprostadil product for the treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s new product development and financial outlook, are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the statements relating to the Company’s expected progress on the product portfolio and future financial results may contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Contact Information

ICR, Inc.

In the U.S.: Ashley De Simone: 1-646-277-1227

In China: Wen Lei Zheng: 86-10-6583-7510

CONSOLIDATED STATEMENTS OF INCOME

FOR THE MONTHS ENDED SEPTEMBER 30, 2010 AND 2011

	Nine Months 2010	Nine Months 2011		3Q 2010	3Q 2011
	(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(RMB’000)	(US$’000)

Net revenue	236,472	231,253	36,258	84,328	87,247	13,679
Cost of revenue	(27,956)	(28,602)	(4,484)	(11,371)	(11,716)	(1,837)

Gross profit	208,516	202,651	31,774	72,957	75,531	11,842

Operating expenses
Research and development costs	(9,348)	(12,102)	(1,897)	(3,449)	(4,605)	(722)
Selling, marketing and distribution expenses	(97,353)	(99,407)	(15,586)	(37,782)	(41,620)	(6,525)
General and administrative expenses	(40,109)	(35,657)	(5,591)	(15,402)	(12,787)	(2,005)

Total operating expenses	(146,810)	(147,166)	(23,074)	(56,633)	(59,012)	(9,252)

Operating profit	61,706	55,485	8,700	16,324	16,519	2,590
Interest income	881	1,218	191	275	606	95
Interest expense	(6,054)	(2,970)	(466)	(2,112)	(831)	(130)
Exchange losses	(3,684)	(4,475)	(702)	(2,468)	(1,579)	(248)
Other income, net	1,949	(175)	(27)	(97)	(78)	(12)

Income before income tax expense	54,798	49,083	7,696	11,922	14,637	2,295
Income tax expense	(9,059)	(16,472)	(2,583)	(2,646)	(7,069)	(1,108)

Net income	45,739	32,611	5,113	9,276	7,568	1,187

Net loss attributable to non-controlling interest	45	105	16	31	45	7

Net income attributed to ordinary shares	45,784	32,716	5,129	9,307	7,613	1,194

Net income per share
Basic	0.29	0.21	0.03	0.06	0.05	0.01
Diluted	0.29	0.21	0.03	0.06	0.05	0.01

Shares used in net income pershare computation
Basic	158,458,167	156,350,951	156,350,951	158,490,942	156,359,522	156,359,522
Diluted	158,866,304	157,231,116	157,231,116	159,147,942	157,631,522	157,631,522

Net income per ADS
Basic	2.31	1.67	0.26	0.47	0.39	0.06
Diluted	2.31	1.66	0.26	0.47	0.39	0.06

Shares used in net income per ADS computation
Basic	19,807,271	19,543,869	19,543,869	19,811,368	19,544,940	19,544,940
Diluted	19,858,288	19,653,890	19,653,890	19,893,493	19,703,940	19,703,940

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 and SEPTEMBER 30, 2011

	31-Dec 2010	30-Sep 2011
	(RMB’000)	(RMB’000)	(US$’000)

ASSETS
Current assets:
Cash and cash equivalents	191,822	166,784	26,150
Other investment - Current	29,868	—	—
Accounts receivable (net of allowance for doubtful accounts of RMB393,860 and RMB393,860 (US$61,753) as of December 31, 2010 and September 30, 2011, respectively)	132,504	87,863	13,776
Bills receivable	86,587	138,042	21,643
Inventories	16,789	16,848	2,642
Prepayments and other receivables	20,116	32,085	5,031
Prepaid income tax	5,117	6,597	1,034
Deferred tax assets	1,518	2,947	462

Total current assets	484,321	451,166	70,738

Non-current assets:
Property, plant and equipment, net	155,786	200,432	31,426
Land use rights, net	35,800	35,291	5,533
Intangible assets, net	23,587	21,807	3,419
Other Investments-Non current	3,414	3,414	535
Prepayment for the exclusive distribution right	37,713	21,773	3,414
Deferred tax assets	4,258	4,470	701

Total non-current assets	260,558	287,187	45,028

TOTAL ASSETS	744,879	738,353	115,766

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	47,000	7,000	1,098
Accounts payable	1,764	2,425	380
Accrued expenses and other payables	22,281	22,843	3,582
Income tax payable	253	8,741	1,371
Unrecognized tax benefits	809	809	127

Total current liabilities	72,107	41,818	6,558

Non-current liabilities:
Deferred tax liabilities	2,054	2,189	343
Deferred government grants	21,621	22,006	3,450
Long-term payable	11,299	11,856	1,859

Total non-current liabilities	34,974	36,051	5,652

Commitments and contingencies	—	—	—

Shareholders’ equity:

Ordinary shares (par value US$0.0005 per share, 474,200,000 shares authorized and 158,490,942 shares issued and outstanding as of December 31, 2010; 474,200,000 shares authorized and 156,350,951 shares issued and outstanding as of September 30, 2010)	597	587	92
Additional paid-in capital	460,981	451,068	70,722
Retained earnings	174,133	206,849	32,432

Total shareholders’ equity	635,711	658,504	103,246

Non-controlling interests	2,087	1,980	310

TOTAL EQUITY	637,798	660,484	103,556

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	744,879	738,353	115,766